Exhibit 3.3

CERTIFICATE OF CORRECTION

OF

MyMD Pharmaceuticals, Inc.,

a Delaware corporation

MyMD Pharmaceuticals, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”) hereby certifies:

1.	The name of the Corporation is MyMD Pharmaceuticals, Inc.

2.	The Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) was filed with the Secretary of State of Delaware on October 19, 2023, and said Certificate of Incorporation requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3.	The inaccuracy or defect of said Certificate of Incorporation is a typographical error in Paragraph A of Article IV of the Certificate of Incorporation, whereby the number of shares of common stock, par value $0.001 per share, that the Corporation is authorized to issue was stated as five hundred million (500,000,000) shares and the total number of shares that the Corporation is authorized to issue was stated as five hundred and fifty million (550,000,000) shares.

4.	Paragraph A of Article IV of the Certificate of Incorporation is corrected to read as follows:

“The Company is authorized to issue a total of sixty-six million six hundred and sixty-six thousand six hundred and sixty-six (66,666,666) shares, of which (i) sixteen million six hundred and sixty-six thousand six hundred and sixty-six (16,666,666) shares shall be common stock, par value $0.001 per share (“Common Stock”) and (ii) fifty million (50,000,000) shares shall be preferred stock, par value $0.001 per share (“Preferred Stock”).”

IN WITNESS WHEREOF, said corporation has caused this Certificate of Correction to be executed this 25th day of March, 2024.

/s/ Ian Rhodes
Name:	Ian Rhodes
Title:	Chief Financial Officer